Exhibit 9.1

RVPLUS Inc DBA ECCO2 Tech
Balance Sheet
Accrual Basis	As of August 31, 2012

Aug 31, 12
ASSETS
Current Assets
Checking/Savings
Cash and Cash Equivalents	205,742.00
Total Checking/Savings	205,742.00
Accounts Receivable
Accounts Receivable	250,000,000.00
Total Accounts Receivable	250,000,000.00
Total Current Assets	250,205,742.00
Other Assets
Intangible Assets	2,000,000.00
Long-Term Asset-10 yrs Gov Cont	1,550,000,000.00
Total Other Assets	1,552,000,000.00
TOTAL ASSETS	1,802,205,742.00
LIABILITIES & EQUITY Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	30,510.00
Total Accounts Payable	30,510.00
Total Current Liabilities	30,510.00
Total Liabilities	30,510.00
Equity
Common Stock	300,000.00
Opening Balance Equity	1,636,501,200.00
Treasury Stock	55,000.00
Net Income	165,319,032.00
Total Equity	1,802,175,232.00
TOTAL LIABILITIES & EQUITY	1,802,205,742.00